[Reference Translation]

April 24, 2025

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of the Tokyo Stock Exchange and
Premier of the Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice of the Difference in Non-Consolidated Financial Results of our

Consolidated Subsidiary from the Previous Fiscal Year

We hereby inform you of the difference in non-consolidated financial results of our consolidated subsidiary, Hino Motors, Ltd. for the fiscal year ended March 31, 2025 compared with the previous fiscal year.

The impact of this matter on our forecasts of consolidated results is expected to be immaterial.

Fiscal Year Ended March 31, 2025 (April 1, 2024 – March 31, 2025)

Fiscal Year Ended March 31, 2024 (April 1, 2023 – March 31, 2024)

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2025	910,689	10.0	6,006	—	8,623	—	-210,652	—
FY2024	827,969	-0.5	-31,736	—	-56,894	—	-948	—

For the reason for the difference, please refer to the attached Hino Motors, Ltd. disclosure below.

Financial Results for the Fiscal Year Ended March 31, 2025 [Japanese GAAP] (Consolidated) English translation from the original Japanese-language document

April 24, 2025
Name of Listed Company	:	Hino Motors, Ltd.	Stock Listing: Tokyo and Nagoya
Code Number	:	7205
URL	:	http://www.hino.co.jp/
Representative	:	Satoshi Ogiso, President & CEO, Member of the Board of Directors
Contact Point	:	Makoto Iijima, General Manager, Government & Public Affairs Div.
Phone	:	(042) 586-5494
Scheduled Date of Annual Meeting of Shareholders	:	June 26, 2025
Scheduled Date of Financial Statements Filing	:	June 24, 2025
Scheduled Date of Dividend Payment Start	:	—
Supplementary materials for Financial Results	:	Yes
Investor conference for Financial Results	:	Yes (For Mass Media and Analysts)

(Amounts are rounded down to the nearest one million yen)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2025 (April 1, 2024 – March 31, 2025)

(1)	Consolidated Financial Results

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2025	1,697,229	11.9	57,490	—	39,310	—	-217,753	—
FY 2024	1,516,255	0.6	-8,103	—	-9,233	—	17,087	—

(Note)	Comprehensive income FY 2025: ¥-206,726 million (—%) FY 2024: ¥36,847 million (—%)

	Profit per share	Diluted Profit per share	Return on equity	Ordinary income to total assets	Operating income to net sales
	Yen	Yen	%	%	%
FY 2025	-379.34	—	-76.3	2.7	3.4
FY 2024	29.77	—	4.5	-0.7	-0.5

(Reference)	Equity in earnings of affiliated companies: FY 2025: ¥2,120 million FY 2024: ¥3,155 million

(2)	Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY 2025	1,478,180	251,020	12.1	310.90
FY 2024	1,464,375	463,420	26.8	682.98

(Reference) Equity capital:    FY 2025: ¥178,468 million    FY 2024: ¥392,049 million

(3)	Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY 2025	1,128	-4,600	29,738	88,420
FY 2024	-110,410	39,244	55,638	67,733

2.	Dividends

	Dividends per share					Total dividends (annual)	Dividends payout ratio (consolidated)	Dividends on net assets (consolidated)
	1Q	2Q	3Q	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Millions of Yen	%	%
FY 2024	—	0.00	—	0.00	0.00	—	—	—
FY 2025	—	0.00	—	0.00	0.00	—	—	—
FY 2026 (forecast)	—	—	—	—	—		—

(Note)	A profit attributable to owners of parent of 20 billion yen is expected to be posted, but it is imperative to restore the financial standing, which has degraded through the falsification for certification, so the expected dividend amount for the fiscal year ending March 2026 is still to be determined.

3.	Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2025 (April 1, 2025 – March 31, 2026)

	(% of change from FY2025)
	Net sales		Operating income		Ordinary income		Profit attributable to owners of parent		Profit per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
FY 2026	1,500,000	-11.6	40,000	-30.4	35,000	-11.0	20,000	—	34.84

*Notes

(1)	Changes in significant subsidiaries (changes of specified subsidiaries resulting in changes in scope of consolidation) during the current term: None

(2)	Changes in accounting policies, accounting estimates and restatements:

1)	Changes in accounting policies due to revisions of accounting standards: Yes

2)	Changes in accounting policies due to reasons other than above 1): None

3)	Changes in accounting estimates: None

4)	Restatements: None

(3)	Number of outstanding shares (common stock)

1)	Number of outstanding shares (including treasury stock) at end of term

FY 2025 574,580,850 shares FY 2024 574,580,850 shares

2)	Number of treasury stock at end of term

FY 2025 536,216 shares FY 2024 554,874 shares

3)	Average number of shares

FY 2025 574,036,755 shares FY 2024 574,026,355 shares

(Reference) Overview of Non-Consolidated Financial Results

1.	Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2025 (April 1, 2024 – March 31, 2025)

(1)	Non-Consolidated Financial Results

	(% of change from previous year.)
	Net sales		Operating income		Ordinary income		Profit
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2025	910,689	10.0	6,006	—	8,623	—	-210,652	—
FY 2024	827,969	-0.5	-31,736	—	-56,894	—	-948	—

	Profit per share	Diluted Profit per share
	Yen	Yen
FY 2025	-366.89	—
FY 2024	-1.65	—

(2)	Non-Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY 2025	856,893	-36,465	-4.3	-63.51
FY 2024	854,505	187,641	22.0	326.81

(Reference) Equity capital:    FY 2025: ¥-36,465 million    FY 2024: ¥187,641 million

<Reasons for the difference in non-consolidated results from the previous fiscal year>

In the fiscal year under review, our sales, operating income and ordinary income exceeded the results in the previous fiscal year mainly due to price revisions and exchange rate effects. Although we posted gain on sale of non-current assets as extraordinary income, net income decreased from the previous fiscal year as net loss was recorded due to posting loss related to North American certification and expenses for legal settlement in Australia under the section of extraordinary loss, as outlined under “3. Consolidated Financial Statements and Major Notes: (5) Notes to Consolidated Financial Statements (Notes on Consolidated Statements of Income)” on page 15 of the appendix.

*	Summary of financial results is out of scope of audit by Certified Public Accountants or Audit companies.

*	Statement regarding the proper use of financial forecasts and other remarks

Descriptions regarding the future, including the financial projections contained in this report, are based on certain assumptions currently available to the Company, which are, at the discretion of the Company, deemed reasonable, and the Company gives no guarantees that it will achieve these results. In addition, actual financial results may significantly vary due to various factors.

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

Appendix

Table of contents of the appendix

1 Operating Results Overview	2
(1) Operating Results Overview for Current Term	2
(2) Financial Position Overview for Current Term	3
(3) Cash Flow Overview for Current Term	3
(4) Future Outlook	3
(5) Basic Policy on Profit Distribution and Dividends for FY2025 and FY2026	4
2 Basic Policy on Selection of Accounting Standards	5
3 Consolidated Financial Statements and Major Notes	6
(1) Consolidated Balance Sheets	6
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	8
(3) Consolidated Statements of Changes in Net Assets	11
(4) Consolidated Statements of Cash Flows	13
(5) Notes to Consolidated Financial Statements	15
(Notes on Going Concern Assumption)	15
(Changes in Accounting Policies)	15
(Notes on Consolidated Balance Sheets)	15
(Notes on Consolidated Statements of Income)	16
(Regarding Shareholders’ Equity, etc.)	17
(Notes on Segment Information, etc.)	18
(Regarding Revenue Recognition)	19
(Per Share Information)	20
(Contingent Liabilities)	21
(Significant Subsequent Events)	21
4 Supplementary Information	22
(1) Actual Production (Consolidated)	22
(2) Actual Sales (Consolidated)	22

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

1	Operating Results Overview

(1)	Operating Results Overview for Current Term

As for the Japanese domestic truck market in this consolidated fiscal year, production at each company recovered as parts supply improved. As a result, the total demand for heavy-, medium-, and light-duty trucks increased. In the domestic bus market, total demand increased as issues concerning restrictions on supply have been resolved and customers no longer refrain from buying after the subsiding of the COVID-19 crisis. As a result of the above, total domestic demand for trucks and buses was 167.8 thousand vehicles, an increase of 18.4 thousand vehicles (12.3%) compared to the previous fiscal year.

As for Japanese domestic sales, due to favorable sale of certain heavy-duty truck models, whose shipment has been resumed, the total sales volume of heavy-, medium-, and light-duty trucks and buses was 42.0 thousand units, an increase of 3.4 thousand units (8.9%) compared to the previous fiscal year.

As for overseas market, due to the decline in sales in ASEAN countries, overseas sales volume of trucks and buses was 85.8 thousand vehicles, a decrease of 6.2 thousand vehicles (-6.8%) compared to the previous fiscal year.

As a result of the above, total unit sales of Hino Brand trucks and buses decreased to 127.8 thousand units by 2.8 thousand units (-2.1%) compared to the previous fiscal year.

As for the volume of sales to Toyota Motor Corporation, because the sales of SUV and light-duty trucks increased, total sales volume increased to 152.5 thousand units by 48.2 thousand units (46.2%) compared to the previous fiscal year.

In addition to the above-mentioned, according to the impact of the conversion of foreign currency to yen currency at overseas subsidiaries and price revisions, net sales in this consolidated fiscal year were ¥1,697,229 million, which is an increase of ¥180,974 million (11.9%) compared to the previous fiscal year. As for profit and loss, due to the depreciation of yen, etc. in addition to the growth in the number of units sold domestically and the number of vehicles for Toyota, operating income was ¥57,490 million which is an increase of ¥65,594 million compared to the previous fiscal year (operating loss of ¥8,103 million in the previous consolidated fiscal year) and ordinary income was ¥39,310 million which is an increase of ¥48,544 million compared to the previous fiscal year (ordinary loss of ¥9,233 million in the previous consolidated fiscal year). In addition, a gain on sale of non-current assets due to the sale of part of the land of the former Hino factory, etc. of ¥34,553 million and a gain on sales of securities through sales of our strategically-held shares, etc. amounting to ¥18,002 were recorded in extraordinary income, while a loss related to North American certification was recorded in the section of extraordinary loss for ¥258,413 million. As a result, loss attributable to owners of parent was ¥217,753 million which is a decrease of ¥234,841 million compared to the previous fiscal year (profit attributable to owners of parent of ¥17,087 million in the previous fiscal year).

The performance in each segment is as follows:

(Japan)

In the Hino brand business, sales of trucks and buses to the Japanese market increased mainly due to an increase in unit sales of heavy-duty truck models. As for overseas sales, overall sales increased due to an increase in unit sales to North America, despite a decline in unit sales mainly to ASEAN countries. Furthermore, sales to Toyota increased due to an increase in unit sales of SUVs, Dyna, etc.

As a result, net sales were ¥1,172,851 million, up ¥146,368 million (14.3%) compared to the previous year. In terms of profit and loss, the profit (operating income) in this segment increased by ¥43,994 million compared to the previous year to ¥28,353 million (a loss of ¥15,640 million in the same period of the previous fiscal year).

(Asia)

Net sales decreased ¥36,768 million (-8.0%) compared to the previous year to ¥424,601 million, mainly due to an economic downturn in Asia, mainly Thailand. The profit (operating income) in this segment was ¥24,601 million, a decrease of ¥7,300 million (-22.9%) compared to the previous year.

(Other)

Net sales were ¥334,658 million, an increase of ¥55,080 million (19.7%) compared to the previous year, mainly due to an increase in the number of units sold mainly in North America. The profit (operating income) in this segment was ¥6,475 million, an increase of ¥32,796 million compared to the previous year (a loss of ¥26,321 million in the same period of the previous fiscal year).

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(2)	Financial Position Overview for Current Term

Total assets as of the end of this fiscal year increased to ¥1,478,180 million by ¥13,805 million compared to the end of the previous fiscal year. This is mainly because cash and deposits increased by ¥116,648 million, although inventories decreased by ¥42,366 million and investment securities decreased by ¥22,567 million.

Liabilities increased to ¥1,227,159 million by ¥226,204 million compared to the end of the previous fiscal year. This is mainly because provision for certification related loss increased by ¥104,267 million and long-term accounts payable - other increased by ¥58,510 million.

Net assets decreased to ¥251,020 million by ¥212,399 million compared to the end of the previous fiscal year. This is mainly because loss attributable to owners of parent of ¥217,753 million was recorded.

(3)	Cash Flow Overview for Current Term

Cash flows for this fiscal year are as follows.

Cash provided by operating activities was ¥1,128 million. This was mainly because ¥97,337 million was transferred to the account in which depositing and withdrawal were restricted while inventories increased by ¥43,022 million and notes and accounts receivable - trade decreased by ¥33,084 million.

Cash used in investing activities was ¥4,600 million. This was mainly due to the expenditure of ¥61,987 million on purchase of non-current assets centering on production facilities, despite gain on sale of non-current assets of ¥36,366 million and proceeds from sale of investment securities of ¥23,973 million.

Cash provided by financing activities was ¥29,738 million. This was mainly due to net increase in short-term loans payable of ¥39,705 million.

As a result, cash and cash equivalents at the end of this fiscal year increased to ¥88,420 million by ¥20,687 million compared to the end of the previous fiscal year

(4)	Future Outlook

Sales and profit are projected to decline due to the downturn in the overseas market and the yen appreciation. Accordingly, the earnings forecast for the next term is as follows.

(Consolidated Earnings Forecast for the Full Fiscal Year)
Net sales	¥1,500,000 million
Operating income	¥40,000 million
Ordinary income	¥35,000 million
Profit attributable to owners of parent	¥20,000 million
Japan unit sales of trucks and buses	37.0 thousand units
Overseas unit sales of trucks and buses	78.0 thousand units
Unit sales of Toyota brand vehicles	165.2 thousand units

*	The above forecasts are created based on the information available to the company and on certain assumptions deemed reasonable and are not guaranteed to be achieved.

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(5)	Basic Policy on Profit Distribution and Dividends for FY 2025 and FY 2026

Our company will strive to achieve a consolidated payout ratio of 30% stably and continuously, while fortifying its financial standing and considering its business performance, new investments, etc. in each term.

However, retained earnings turned negative through the posting of loss in the fiscal year under review, so we are sorry to inform you that we will not pay a year-end dividend.

A profit attributable to owners of parent of 20 billion yen is projected to be posted, but the expected dividend amount for the fiscal year ending March 2026 is still to be determined, as the loss due to the falsification for certification caused a significant impact on the performance of our corporate group and it is necessary to restore and strengthen our financial standing for the foreseeable future. We will disclose the expected dividend amount as soon as it becomes possible to disclose it.

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

2	Basic Policy on Selection of Accounting Standards

As the Group is not listed on overseas markets, and for ease of comparison with other companies, Japanese standards are used, and regarding the selection of IFRS (International Financial Reporting Standards), the accounting standards used by other companies domestically will be considered as we continue to gather information and discuss the issue with experts, and the decision will be made carefully.

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

3.	Consolidated Financial Statements and Major Notes

(1)	Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2024	As of March 31, 2025
Assets
Current assets
Cash and deposits	76,955	193,603
Notes and accounts receivable - trade	296,364	263,208
Lease receivables	43,608	51,255
Merchandise and finished goods	233,940	197,832
Work in process	54,207	44,951
Raw materials and supplies	42,467	45,464
Other	64,014	43,106
Allowance for doubtful accounts	-3,251	-3,245

Total current assets	808,307	836,177

Non-current assets
Property, plant and equipment
Buildings and structures, net	184,508	185,139
Machinery, equipment and vehicles, net	82,743	81,349
Tools, furniture and fixtures, net	23,910	20,272
Land	123,861	124,201
Leased assets, net	5,703	5,282
Construction in progress	23,634	26,542
Assets for rent, net	151	49

Total property, plant and equipment	444,513	442,836

Intangible assets
Software	30,231	33,083
Other	1,090	1,274

Total intangible assets	31,322	34,357

Investments and other assets
Investment securities	125,344	102,776
Retirement benefit asset	25,466	32,856
Deferred tax assets	11,527	11,694
Other	21,245	20,547
Allowance for doubtful accounts	-3,351	-3,067

Total investments and other assets	180,231	164,808

Total non-current assets	656,067	642,003

Total assets	1,464,375	1,478,180

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

	(Millions of yen)
	As of March 31, 2024	As of March 31, 2025
Liabilities
Current liabilities
Notes and accounts payable - trade	234,846	235,221
Short-term borrowings	328,010	365,543
Current portion of bonds payable	3,367	8,418
Current portion of long-term borrowings	22,251	8,511
Lease liabilities	1,464	1,364
Accounts payable - other	55,948	50,817
Income taxes payable	6,787	7,209
Provision for bonuses	7,980	8,180
Provision for bonuses for directors (and other officers)	581	604
Provision for product warranties	46,215	105,551
Provision for certification related loss	21,129	125,396
Other	124,559	104,548

Total current liabilities	853,141	1,021,370

Non-current liabilities
Bonds payable	7,902	6,703
Long-term borrowings	12,258	18,351
Lease liabilities	14,430	13,581
Deferred tax liabilities	35,266	36,777
Deferred tax liabilities for land revaluation	2,742	2,806
Retirement benefit liability	49,446	43,175
Provision for retirement benefits for directors (and other officers)	1,497	1,559
Asset retirement obligations	1,572	2,404
Long-term Accounts payable - other	—	58,510
Other	22,697	21,917

Total non-current liabilities	147,813	205,789

Total liabilities	1,000,954	1,227,159

Net assets
Shareholders’ equity
Share capital	72,717	72,717
Capital surplus	65,928	66,299
Retained earnings	178,510	-39,243
Treasury shares	-202	-201

Total shareholders’ equity	316,953	99,571

Accumulated other comprehensive income
Valuation difference on available-for-sale securities	46,620	34,938
Deferred gains or losses on hedges	3	-20
Revaluation reserve for land	2,273	2,290
Foreign currency translation adjustment	9,467	13,948
Remeasurements of defined benefit plans	16,731	27,738

Total accumulated other comprehensive income	75,095	78,896

Non-controlling interests	71,371	72,552

Total net assets	463,420	251,020

Total liabilities and net assets	1,464,375	1,478,180

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	(Millions of yen)
	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Net sales	1,516,255	1,697,229
Cost of sales	1,282,679	1,401,522

Gross profit	233,575	295,707

Selling, general and administrative expenses
Sales commission	7,086	3,580
Transportation and storage costs	12,833	14,390
Provision for product warranties	46,215	46,781
Advertising expenses	1,271	1,076
Salaries and allowances	59,986	60,762
Provision for bonuses	4,239	4,411
Provision for bonuses for directors (and other officers)	589	603
Retirement benefit expenses	2,668	2,771
Provision for retirement benefits for directors (and other officers)	350	367
Rent expenses	8,468	12,150
Other	97,970	91,319

Total selling, general and administrative expenses	241,679	238,216

Operating profit (loss)	-8,103	57,490

Non-operating income
Interest income	2,234	2,509
Dividend income	2,560	3,739
Rental income	1,135	606
Foreign exchange gains	1,912	—
Share of profit of entities accounted for using equity method	3,155	2,120
Miscellaneous income	3,473	4,202

Total non-operating income	14,472	13,179

Non-operating expenses
Interest expenses	11,608	13,353
Foreign exchange losses	—	14,397
Miscellaneous expenses	3,992	3,608

Total non-operating expenses	15,601	31,359

Ordinary profit (loss)	-9,233	39,310

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

	(Millions of yen)
	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Extraordinary income
Gain on sale of non-current assets	92,067	34,553
Gain on sale of investment securities	19,484	18,002
Reversal of provision for domestic certification related loss	17,000	4,739
Other	1,033	2,083

Total extraordinary income	129,585	59,378

Extraordinary losses
Loss on sale and retirement of non-current assets	1,213	2,929
Impairment losses	11,608	7,724
Loss related to domestic certification	24,216	598
Loss related to North American certification	36,363	258,413
Australian litigation settlement	—	8,700
Other	3,860	10,887

Total extraordinary losses	77,263	289,252

Profit (loss) before income taxes	43,088	-190,563

Income taxes - current	19,930	17,351
Income taxes - deferred	-2,062	4,777

Total income taxes	17,867	22,129

Profit (loss)	25,220	-212,693

Profit attributable to non-controlling interests	8,132	5,060

Profit (loss) attributable to owners of parent	17,087	-217,753

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

[Consolidated Statements of Comprehensive Income]

	(Millions of yen)
	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Profit (loss)	25,220	-212,693
Other comprehensive income
Valuation difference on available-for-sale securities	-5,686	-12,855
Deferred gains or losses on hedges	200	-64
Revaluation reserve for land	—	37
Foreign currency translation adjustment	6,007	6,402
Remeasurements of defined benefit plans, net of tax	9,526	10,897
Share of other comprehensive income of entities accounted for using equity method	1,579	1,549

Total other comprehensive income	11,627	5,966

Comprehensive income	36,847	-206,726

Comprehensive income attributable to
Comprehensive income attributable to owners of parent	24,163	-213,953
Comprehensive income attributable to non-controlling interests	12,684	7,226

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(3)	Consolidated Statements of Changes in Net Assets

Previous Fiscal Year (From April 1, 2023 to March 31, 2024)

	(Millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Share capital	Capital surplus	Retained earnings	Treasury shares	Total shareholders’ equity	Valuation difference on available-for- sale securities	Deferred gains or losses on hedges
Balance at beginning of period	72,717	65,956	161,423	-202	299,894	51,315	-53
Changes during period
Profit (loss) attributable to owners of parent			17,087		17,087
Purchase of treasury shares				-0	-0
Change in ownership interest of parent due to transactions with non-controlling interests		-28			-28
Capital increase of consolidated subsidiaries
Net changes in items other than shareholders’ equity						-4,695	57

Total changes during period	—	-28	17,087	-0	17,058	-4,695	57

Balance at end of period	72,717	65,928	178,510	-202	316,953	46,620	3

	Accumulated other comprehensive income
	Revaluation reserve for land	Foreign currency translation adjustment	Remeasureme nts of defined benefit plans	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at beginning of period	2,273	7,487	6,996	68,020	65,494	433,409
Changes during period
Profit (loss) attributable to owners of parent						17,087
Purchase of treasury shares						-0
Change in ownership interest of parent due to transactions with non-controlling interests						-28
Capital increase of consolidated subsidiaries
Net changes in items other than shareholders’ equity		1,979	9,734	7,075	5,876	12,952

Total changes during period	—	1,979	9,734	7,075	5,876	30,011

Balance at end of period	2,273	9,467	16,731	75,095	71,371	463,420

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

Current Fiscal Year (From April 1, 2024 to March 31, 2025)

	(Millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Share capital	Capital surplus	Retained earnings	Treasury shares	Total shareholders’ equity	Valuation difference on available-for- sale securities	Deferred gains or losses on hedges
Balance at beginning of period	72,717	65,928	178,510	-202	316,953	46,620	3
Changes during period
Profit (loss) attributable to owners of parent			-217,753		-217,753
Purchase of treasury shares				1	1
Change in ownership interest of parent due to transactions with non-controlling interests		232			232
Capital increase of consolidated subsidiaries		138			138
Net changes in items other than shareholders’ equity						-11,681	-23

Total changes during period	—	371	-217,753	1	-217,381	-11,681	-23

Balance at end of period	72,717	66,299	-39,243	-201	99,571	34,938	-20

	Accumulated other comprehensive income
	Revaluation reserve for land	Foreign currency translation adjustment	Remeasureme nts of defined benefit plans	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at beginning of period	2,273	9,467	16,731	75,095	71,371	463,420
Changes during period
Profit (loss) attributable to owners of parent						-217,753
Purchase of treasury shares						1
Change in ownership interest of parent due to transactions with non-controlling interests						232
Capital increase of consolidated subsidiaries						138
Net changes in items other than shareholders’ equity	17	4,481	11,007	3,800	1,181	4,981

Total changes during period	17	4,481	11,007	3,800	1,181	-212,399

Balance at end of period	2,290	13,948	27,738	78,896	72,552	251,020

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(4)	Consolidated Statements of Cash Flows

	(Millions of yen)
	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Cash flows from operating activities
Profit (loss) before income taxes	43,088	-190,563
Depreciation	56,479	59,484
Impairment losses	11,608	7,724
Increase (decrease) in allowance for doubtful accounts	-2,060	-340
Increase (decrease) in provision for product warranties	618	59,336
Increase (decrease) in provision for certification related loss	-78,949	104,267
long-term accounts payable	—	58,510
Decrease (increase) in retirement benefit asset	-2,418	-1,679
Increase (decrease) in retirement benefit liability	616	1,012
Interest and dividend income	-4,794	-6,249
Interest expenses	11,608	13,353
Share of loss (profit) of entities accounted for using equity method	-3,155	-2,120
Loss (gain) on sale of investment securities	-19,484	-18,002
Loss (gain) on sale and retirement of non-current assets	-90,853	-31,624
Decrease (increase) in trade receivables	2,913	33,084
Decrease (increase) in lease receivables	-7,614	-5,224
Decrease (increase) in inventories	-40,644	43,022
Increase (decrease) in trade payables	-14,861	-379
Decrease (increase) in other current assets	4,294	18,687
Increase (decrease) in other current liabilities	51,051	-16,240
Other, net	-3,249	1,019

Subtotal	-85,806	127,077

Transfer to account with restrictions on deposits and withdrawals	—	-97,337
Interest and dividends received	4,915	6,409
Interest paid	-12,036	-12,744
Income taxes refund (paid)	-17,482	-22,276

Net cash provided by (used in) operating activities	-110,410	1,128

Cash flows from investing activities
Payments into time deposits	-2,862	-1,973
Proceeds from withdrawal of time deposits	704	3,907
Purchase of property, plant and equipment	-67,321	-61,987
Proceeds from sale of property, plant and equipment	99,290	36,366
Purchase of intangible assets	-8,474	-11,738
Purchase of investment securities	-74	-75
Proceeds from sale of investment securities	24,611	23,973
Proceeds from sale of shares of subsidiaries and associates	—	1,135
Long-term loan advances	-1,936	-1,987
Proceeds from collection of long-term loans receivable	1,888	1,928
Short-term loan advances	-5,820	—
Proceeds from collection of short-term loans receivable	—	5,824
Other, net	-760	26

Net cash provided by (used in) investing activities	39,244	-4,600

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

	(Millions of yen)
	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Cash flows from financing activities
Net increase (decrease) in short-term borrowings	63,088	39,705
Proceeds from issuance of bonds	7,035	6,720
Redemption of bonds	-1,645	-3,513
Proceeds from long-term borrowings	—	13,140
Repayments of long-term borrowings	-5,230	-19,779
Proceeds from share issuance to non-controlling shareholders	—	400
Dividends paid to non-controlling interests	-6,818	-5,822
Purchase of shares of subsidiaries not resulting in change in scope of consolidation	—	-257
Other, net	-790	-855

Net cash provided by (used in) financing activities	55,638	29,738

Effect of exchange rate change on cash and cash equivalents	7,576	-5,324

Net increase (decrease) in cash and cash equivalents	-7,950	20,942

Cash and cash equivalents at beginning of period	75,683	67,733
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	-254

Cash and cash equivalents at end of period	67,733	88,420

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(5)	Notes to Consolidated Financial Statements

(Notes on Going Concern Assumption)

There is no related information.

(Changes in Accounting Policies)

(Application of “Accounting Standard for Current Income Taxes” and so on)

“Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022); hereinafter referred to as “the accounting standards revised in 2022”) has been applied since the beginning of the current consolidated fiscal year.

Regarding the revision to the classification for posting income taxes (taxation on other comprehensive income), we follow the transitional handling set forth in the proviso of Paragraph 20-3 of the accounting standards revised in 2022 and the transitional handling set forth in the proviso of Paragraph 65-2 (2) of “the guidelines for applying the accounting standards for tax effect accounting” (Guidelines for applying corporate accounting standards No. 28; October 28, 2022; hereinafter referred to as “the application guidelines revised in 2022”). Said change in the accounting policy will not produce any effects on consolidated financial statements.

Regarding the revision to the method for deferring gain or loss on sale of shares of subsidiaries among consolidated group companies in consolidated financial statements for tax affairs, the application guidelines revised in 2022 have been applied since the beginning of the current consolidated fiscal year. The changed accounting policy has been applied retroactively, so the consolidated financial statements for the previous consolidated fiscal year indicate the figures after the retroactive application. Said change in the accounting policy will not produce any effects on the consolidated financial statements for the previous consolidated fiscal year.

(Application of “Accounting for and Disclosure of Current Taxes Related to the Global Minimum Tax Rules”)

“Accounting for and Disclosure of Current Taxes Related to the Global Minimum Tax Rules” (Report on practical response No. 46; March 22, 2024) etc., has been applied since the beginning of the fiscal year under review.

The impact of said revision to the accounting policy on consolidated financial statements is minor.

(Notes on Consolidated Balance Sheets)

1. Guaranteed liabilities

The company provides guarantees for loans from financial institutions other than consolidated companies.

	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Auto Loans	¥2 million	¥1 million
Housing Loans for Employees	¥167 million	¥104 million

Total	¥170 million	¥105 million

2. *Long-term accounts payable - other

The accounts payable - other and long-term accounts payable - other in the fiscal year under review include the unpaid criminal penalty due to the certification issue of our company, which was posted as extraordinary loss related to the certification issue in North America.

The details of the loss related to the certification issue in North America are as mentioned in “3. Consolidated Financial Statements and Major Notes, (5) Notes to Consolidated Financial Statements (Notes on Consolidated Statements of Income).”

	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Accounts payable - other	—	¥19,503 million
Long-term accounts payable - other	—	¥58,510 million

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(Notes on Consolidated Statements of Income)

1. Extraordinary income

(Gain on sale of non-current assets)

Gain on sale of non-current assets originates mainly from the sale of part of land for a former Hino factory in Hino City, Tokyo, which took place on February 28, 2025 with the purpose of effectively utilizing management resources and elevating asset efficiency.

As a certain period of time will be required for demolishing the building, turning said land into a vacant lot, and relocating the factory to another site, we concluded an agreement for use and lease with the buyer, planning to keep using the land for a certain period after the sale until the above processes are finished and the land is handed over.

As this transaction falls under sale and leaseback transactions, we examined the price for land transfer, classification of the lease transaction and rental fee as well as the ratio of remaining risks to be borne by our company, etc. based on related accounting standards (ASBJ Guidance No. 16 “Guidance on Accounting Standard for Lease Transactions” and realization principle defined in principles of Accounting Standards) to check whether the sale has been concluded as of the purchase agreement date in terms of accounting. As a result, we judged that almost all risks and economic value pertaining to said land had been transferred to the buyer at the point of the sale, and thus recognize the disappearance of the relevant land and gain on sale of non-current assets. In step with this transaction, we posted a gain on sale of non-current assets of ¥33,676 million as an extraordinary income.

2. Extraordinary loss

(Impairment loss)

Our corporate group recorded impairment loss, mainly with regard to the following asset group.

Fiscal Year under Review (From April 1, 2024 to March 31, 2025)

Location: the U.S.

Purpose of use: Manufacturing facilities, etc.

Type: Mechanical devices and others

Impairment loss: ¥6,652 million

(Method for grouping assets)

Our company groups assets based mainly on business segments. Moreover, we group important idle assets individually. Assets of consolidated subsidiaries are grouped by each company in principle.

(Events leading up to impairment loss)

The profitability of Hino Motors Manufacturing U.S.A., our consolidated subsidiary, declined and signs of impairment were observed. As a result of examining future recoverability, we reduced book value to the recoverable amount and posted this reduction amount as impairment loss under the section of extraordinary loss. The recoverable amount was measured based on the net sale price, and the net sale price has been calculated based on the appraisal value of mechanical devices, etc.

(Loss related to North American certification)

Our company, our U.S. subsidiary and Canadian subsidiary were sued in the Superior Court of British Columbia, Canada, on October 19, 2023, and the same lawsuit was filed in the Superior Court of Quebec, Canada. However, on September 26, 2024, an agreement for the settlement between the plaintiffs and us was approved at the meeting of our board of directors. Through this settlement, an extraordinary loss of ¥5,885 million was posted.

As stated in the “Notice of Settlement between Hino Motors, Ltd. & its U.S. Subsidiary and U.S. Government Authorities concerning Engine Certification Issue” disclosed on January 16, 2025, our company and U.S. subsidiary reached a settlement with U.S. government authorities concerning the issue of emission certification testing and performance of engines in the U.S. market (hereinafter referred to as “the Settlement”).

Through this settlement, we agreed with the payment of criminal and civil penalties. In addition, after obtaining approval of the authorities in the civil settlement, we will implement measures for the engines in the market and a project for reducing environmental burdens. Furthermore, we will extend warranties for vehicles in the wake of the tentative settlement in the class action lawsuit filed in the U.S., the civil settlement with the U.S. authorities, and the tentative settlement in the class action lawsuit filed in Canada. In the fiscal year under review, ¥260,478 million was posted as an extraordinary loss for the above expenses.

The expenses for civil penalties and the project for reducing environmental burdens were included in provision for loss related to certification, and the expenses for market measures and warranty extension were included in provision for product warranties. Criminal penalties were included in accounts payable – other and long-term accounts payable – other, based on the amount

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

written in the agreement for guilty plea, which was confirmed and became effective through the judgment at the federal district court in eastern Michigan in March 2025.

(Legal settlement in Australia)

Our company and Australian subsidiaries were sued in the Superior Court of Victoria, Australia, on April 17, 2023. However, our board of directors approved the settlement between the plaintiffs and us on December 25, 2024. In step with this settlement, we posted an extraordinary loss of ¥8,700 million as the amount of the legal settlement in Australia.

(Regarding Shareholders’ Equity, etc.)

I Previous Fiscal Year (From April 1, 2023 to March 31, 2024)

1. Dividend payment amount

There is no related information.

2. Dividends with a record date in the current fiscal year but with an effective date after the end of the current fiscal year

There is no related information.

II Current Fiscal Year (From April 1, 2024 to March 31, 2025)

1. Dividend payment amount

There is no related information.

2. Dividends with a record date in the current fiscal year but with an effective date after the end of the current fiscal year

There is no related information.

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(Notes on Segment Information, etc.)

[Segment Information]

1.	Overview of Report Segment

The reporting segment for our company can acquire separate financial information for individual components of our company, and is the target of periodic evaluations so that the board of directors can determine allocation of management resources and evaluate results.

The main business of our company is production and sales of trucks and buses, as well as production on commission for Toyota Motor Corporation and other services such as development and planning of related products. Domestic areas are covered by our company and domestic subsidiaries and overseas areas are covered by local overseas subsidiaries, with strategies created for each market for the services and products handled.

Therefore, our company production and sales structure is composed of separate regional segments, with these segments reported as “Japan” and “Asia”.

2.

Method of calculating amounts for Sales, Profits, Losses, Assets and Other Categories for Each Reporting Segment Accounting methods for reported business segments are generally the same as those described in “important matters for preparing consolidated financial statements.” Intersegment revenues and transfers are based on prevailing market prices.

3.	Information on Amounts for Sales, Profits, Losses, Assets and Other Categories for Each Reporting Segment and Breakdown of Revenue

Previous Fiscal Year (From April 1, 2023 to March 31, 2024)

	(Millions of yen)
	Report Segment				Total	Adjusted Amount*2	Consolidated financial statements amount*3
	Japan	Asia	Total	Other*1
Net Sales
Trucks and buses	396,448	279,530	675,978	148,878	824,856	—	824,856
Vehicles for Toyota	71,969	236	72,206	—	72,206	—	72,206
Spare parts	77,450	34,330	111,780	50,922	162,702	—	162,702
Other	240,566	137,440	378,006	78,483	456,489	—	456,489

Sales to External Customers	786,434	451,537	1,237,972	278,283	1,516,255	—	1,516,255
Inter-Segment Sales and Transfers	240,047	9,832	249,879	1,294	251,174	-251,174	—

Total	1,026,482	461,369	1,487,852	279,577	1,767,429	-251,174	1,516,255

Segment Profits (Losses)	-15,640	31,901	16,260	-26,321	-10,060	1,956	-8,103

Segment Assets	1,052,198	338,416	1,390,615	166,884	1,557,499	-93,124	1,464,375

Other Categories
Depreciation and amortization	41,816	8,257	50,073	6,405	56,479	—	56,479
Investment in Equity	28,189	778	28,968	2,519	31,487	—	31,487
Method Affiliates Increase in Tangible and Intangible Fixed Assets	49,364	7,886	57,250	16,496	73,747	—	73,747

*1	The “other” section is the regions not included in the reporting segments, including North America and Oceania etc.
*2	The adjusted amount is listed as below.

(1)	The adjusted amount of segment profit (loss) of ¥ 1,956 million includes inter-segment eliminations and adjustments for inventory assets.

(2)	The adjusted amount of segment assets of ¥ -93,124 million includes inter-segment eliminations of debts and credits and

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

adjustments for inventory assets.

*3	Segment profit (loss) is adjusted with operating loss in the consolidated statement of income.

Current Fiscal Year (From April 1, 2024 to March 31, 2025)

	(Millions of yen)
	Report Segment					Adjusted Amount*2 Japan	Consolidated financial statements amount*3 Asia
	Japan	Asia	Total	Other*1	Total
Net Sales
Trucks and buses	494,096	227,694	721,790	184,983	906,774	—	906,774
Vehicles for Toyota	122,645	195	122,841	—	122,841	—	122,841
Spare parts	81,471	34,519	115,991	51,338	167,329	—	167,329
Other	253,091	151,741	404,832	95,452	500,284	—	500,284

Sales to External Customers	951,304	414,151	1,365,456	331,773	1,697,229	—	1,697,229
Inter-Segment Sales and Transfers	221,546	10,449	231,996	2,884	234,880	-234,880	—

Total	1,172,851	424,601	1,597,452	334,658	1,932,110	-234,880	1,697,229

Segment Profits (Losses)	28,353	24,601	52,954	6,475	59,429	-1,939	57,490

Segment Assets	1,076,472	325,459	1,401,932	170,518	1,572,451	-94,270	1,478,180

Other Categories
Depreciation and amortization	44,934	7,690	52,625	6,858	59,484	—	59,484
Investment in Equity Method Affiliates	30,780	—	30,780	2,917	33,697	—	33,697
Increase in Tangible and Intangible Fixed Assets	48,708	13,148	61,857	9,162	71,019	—	71,019

*1	The “other” section is the regions not included in the reporting segments, including North America and Oceania etc.
*2	The adjusted amount is listed as below.

(1)	The adjusted amount of segment profit of ¥ -1,939 million includes inter-segment eliminations and adjustments for inventory assets.

(2)	The adjusted amount of segment assets of ¥ -94,270 million includes inter-segment eliminations of debts and credits and adjustments for inventory assets.

*3	Segment profit is adjusted with operating income in the consolidated statement of income.

(Regarding Revenue Recognition)

The breakdown of revenues from contracts with clients is as shown in “Notes (Segment Information, etc.).”

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(Per Share Information)

Item	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Net assets per share	682.98	310.90
Profit (loss) per share	29.77	-379.34

(Note)	1. Diluted net income per share is not written, because there are no dilutive shares.

2. The base for calculating profit (loss) per share are as follows:

Item	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)
Profit (loss) per share
Profit (loss) attributable to owners of parent (Millions of yen)	17,087	-217,753
Amount not attributable to common shareholders (Millions of yen)	—	—
Profit (loss) attributable to owners of parent associated with common shares (Millions of yen)	17,087	-217,753
Average number of common shares (Shares)	574,026,355	574,036,755

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

(Contingent Liabilities)

•	Certification issues

Regarding the impact of the certification issue for engines for the North American and Japanese markets, the investigation by the special investigation committee for engines for the Japanese market has been completed, and some verification, investigations and communications with related parties are still ongoing. However, we reached a criminal settlement between our company and the United States Department of Justice concerning the past engine certification issue in the U.S. on January 16, 2025. Moreover, our company and U.S. subsidiary reached a civil settlement with U.S. government authorities and California government authorities concerning said issue. A reasonably estimable amount has been reflected on consolidated financial statements based on the items agreed upon in this settlement.

Meanwhile, expenses stemming from settlements related to certification issues with government authorities in countries other than the U.S. have not been reflected on consolidated financial statements.

•	Litigation against our company and subsidiaries outside Japan

Class action lawsuit in New Zealand

On March 3, 2025 (local time), our company was sued in the Palmerston North High Court, New Zealand.

The plaintiffs sued our company as a class action on behalf of all persons who between March 4, 2010 and March 3, 2025 purchased, exchanged or leased vehicles equipped with diesel engines manufactured by our company between January 1, 2003 and August 22, 2022. The plaintiffs claim, among other things, to have suffered damage as a result of fraudulent and other acts related to violations of emission performance standards and fuel economy standards for our company’s engines.

In the complaint in this lawsuit, the plaintiffs claim damages, but the specific amounts claimed by the plaintiffs have not been disclosed in any way.

The claims and details concerning damages claimed by the plaintiffs in the class action lawsuit in New Zealand are currently being confirmed. Loss may arise depending on the result of this lawsuit, but as it is difficult to reasonably calculate the impact at this point, it has not been reflected on the consolidated financial statements.

(Significant Subsequent Events)

There is no related information.

Hino Motors, Ltd. (7205) Financial Results for the Fiscal Year Ending March 31, 2025

4. Supplementary Information

(1) Actual Production (Consolidated)

Category	FY 2024 (From April 1, 2023 to March 31, 2024)	FY 2025 (From April 1, 2024 to March 31, 2025)	Change
Trucks and buses	132,911 units	121,218 units	-11,693 units
Toyota brand vehicles	104,326 units	152,488 units	48,162 units

(2) Actual Sales (Consolidated)

	FY 2024 (From April 1, 2023 to March 31, 2024)		FY 2025 (From April 1, 2024 to March 31, 2025)		Change
Category	Volume (Units)	Amount (Millions of yen)	Volume (Units)	Amount (Millions of yen)	Volume (Units)	Amount (Millions of yen)
Japan	38,572	293,323	41,989	365,949	3,417	72,626
Overseas	92,056	531,502	85,834	540,727	-6,222	9,225
Supplies of parts for overseas production	—	31	—	96	—	65

Total trucks and buses	130,628	824,856	127,823	906,774	-2,805	81,917

Total Toyota brand	104,326	72,206	152,488	122,841	48,162	50,635

Japan	—	74,162	—	77,604	—	3,442
Overseas	—	88,540	—	89,724	—	1,184

Total service parts	—	162,702	—	167,329	—	4,626

Japan	—	210,283	—	213,618	—	3,335
Overseas	—	26,764	—	28,413	—	1,649
Toyota	—	219,442	—	258,251	—	38,809

Total others	—	456,489	—	500,284	—	43,794

Total net sales	—	1,516,255	—	1,697,229	—	180,974

(Note)	Amounts are rounded down to the nearest one million yen.